OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         July 2, 2007                    FACSIMILE: 212.451.2222

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                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Office of Mergers and Acquisitions
Attention:  Christina Chalk, Special Counsel

            RE:   PRELIMINARY CONTEST PROXY STATEMENT ON SCHEDULE 14A
                  FILED BY EVEREST SPECIAL SITUATIONS FUND, L.P., MAOZ
                  EVEREST FUND MANAGEMENT LTD., ELCHANAN MAOZ AND MERON MANN
                  WITH RESPECT TO THE 2007 ANNUAL MEETING OF STOCKHOLDERS OF
                  SIMON WORLDWIDE INC. (THE "COMPANY")
                  (FILE NO. 000-21878) COMMENT LETTER
                  -----------------------------------

Dear Ms. Chalk:

      We acknowledge receipt of your comment letter dated June 30, 2007 (the
"Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with Everest Special Situations Fund, L.P. ("Everest"), together with the other participants in Everest's proxy solicitation in connection with the 2007 annual meeting of the Company (collectively the
"Group"), and provide the following response on their behalf. We enclose a redlined version of the Preliminary Proxy Statement on Schedule 14A (the
"Preliminary Schedule 14A") filed on the date hereof, marked to show changes from the version filed on June 20, 2007. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule
14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

General

      1. WHERE YOU STATE THAT SHAREHOLDERS WISHING TO VOTE FOR YOUR NOMINEES MAY
VOTE FOR FIVE DIRECTOR NOMINEES IN TOTAL, CLARIFY THAT SEVEN DIRECTOR SPOTS ARE
UP FOR A VOTE AT THE ANNUAL MEETING AND THAT SHAREHOLDERS WISHING TO VOTE FOR
YOUR NOMINEES WILL THEREFORE BE DISENFRANCHISED AS TO THE OTHER TWO DIRECTOR
SLOTS.

                                                               NEW JERSEY OFFICE
                                                    744 BROAD STREET, 16TH FLOOR
                                                              NEW YORK, NJ 07102
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

      Response: We have modified the Preliminary Schedule 14A to solicit proxies to elect our Nominees and the candidates who have been nominated by the Company except for its two Class I director nominees. The change will allow shareholders using our proxy card to vote for up to seven directors and will not disenfranchise any shareholder as to any director slots being voted on.

Reasons why we are seeking representation on the
Board of Directors - Lack of communication
WITH STOCKHOLDERS, PAGE 5

      2. WHERE YOU DESCRIBE ANY CONTACTS BETWEEN THE COMPANY AND ITS BOARD AND
THE PARTICIPANTS IN YOUR SOLICITATION AND THEIR AFFILIATES, BE SPECIFIC ABOUT
THE FORM OF THE COMMUNICATION, WHO INITIATED IT, WHEN IT OCCURRED AND IN WHAT
CONTEXT, AND ANY RESULTING ACTIONS. FOR EXAMPLE, AT THE BOTTOM OF PAGE 5, YOU
STATE THAT YOU PREVIOUSLY REQUESTED THE BOARD OF DIRECTORS TO HOLD AN ANNUAL
MEETING. CLARIFY WHEN AND HOW YOU MADE SUCH REQUEST, AND WHEN AND HOW THE BOARD
RESPONDED. IF MEETINGS BETWEEN YOU AND THE COMPANY AROSE OUT OF THESE
COMMUNICATIONS, DESCRIBE THEM. PLEASE MAKE SIMILAR CHANGES THROUGHOUT THE PROXY
STATEMENT, AS APPROPRIATE.

      Response: We have revised the Preliminary Schedule 14A to provide the specific information with respect to contacts between the Company, Everest and the other stockholders of the Company.

BACKGROUND TO THE SOLICITATION, PAGE 6

      3. IN THIS SECTION, YOU NOTE THAT MR. MAOZ MET WITH COMPANY AFFILIATES TO
DISCUSS EVEREST'S IDEAS ON HOW TO MAKE THE COMPANY MORE ATTRACTIVE TO STRATEGIC
PARTNERS. PROVIDE ADDITIONAL DETAILS ABOUT YOUR PLANS FOR THE COMPANY BESIDES
THE RECAPITALIZATION AND RESTRUCTURING PLAN YOU HAVE DESCRIBED. THAT IS, WHY ARE
YOU SEEKING TO EFFECT THIS PLAN? DO YOU BELIEVE THE COMPANY CAN BE SOLD? ACQUIRE
ANOTHER COMPANY ITSELF? PLEASE REVISE AND BE AS SPECIFIC AND COMPREHENSIVE AS
POSSIBLE.

      Response: We have revised the Preliminary Schedule 14A to elaborate on the presentation made by Mr. Maoz on behalf of Everest to Yucaipa AEC Associates LLC
("Yucaipa") with respect to Everest's plans for the Company and follow-up conversations Mr. Maoz had with Yucaipa.

      4. SEE OUR LAST COMMENT ABOVE. IF YOU PLAN TO SEEK THE REMOVAL OF ANY OF
THE COMPANY'S CURRENT MANAGEMENT TEAM IF YOUR NOMINEES ARE ELECTED TO THE BOARD
OF DIRECTORS, PLEASE DESCRIBE THOSE PLANS. IF SUCH REMOVALS WOULD OR MAY TRIGGER
SEVERANCE PAYMENTS UNDER THE COMPANY'S EMPLOYMENT AGREEMENTS WITH SUCH
EXECUTIVES, PLEASE DISCLOSE (QUANTIFYING WHERE POSSIBLE).

      Response: At present, Everest does not seek to remove any of the Company's current management team nor will it have the ability to do so with only two
Board seats if our Nominees are elected. Accordingly, no additional disclosure has been made in response to this comment.

ELECTION OF DIRECTORS, PAGE 8

      5. DISCLOSE THAT THERE CAN BE NO ASSURANCE THAT THE COMPANIES NOMINEES
WILL AGREE TO SERVE WITH YOUR NOMINEES IF THEY ARE ELECTED TO THE BOARD, AND
THAT SINCE YOUR NOMINEES WOULD CONSTITUTE A MINORITY OF THE BOARD EVEN IF
ELECTED, THERE CAN BE NO ASSURANCE THEY COULD IMPLEMENT THE CHANGES ADVOCATED IN
YOUR PROXY MATERIALS.

      Response: We have revised the Preliminary Schedule 14A to provide a cautionary language that there could be no assurance the Everest Nominees, if elected, may be able to reach an understanding to form a majority of the members of the Company's Board or could implement the changes advocated in the
Preliminary Schedule 14A.

      6. UNDER "THE CASE AGAINST THE ELECTION OF CERTAIN DIRECTORS" ON PAGE 8,
YOU REFER TO "OTHER PRINCIPAL STOCKHOLDERS" WITH WHOM YOU DISCUSSED A POSSIBLE
FINANCIAL RESTRUCTURING OF THE COMPANY. IDENTIFY THESE STOCKHOLDERS.

      Response: Yucaipa was the only other stockholder of the Company that
Everest presented its financial restructuring plan to. The Preliminary Schedule
14A was revised to reflect this fact.

      7. DESCRIBE ALL MATERIAL TERMS OF THE MEMORANDUM OF UNDERSTANDING YOU
SUBMITTED TO YUCAIPA AND THE COMPANY AND TELL SHAREHOLDERS HOW THEY CAN ACCESS
THAT MEMORANDUM. IN THIS REGARD, WE NOTE THAT YOU APPARENTLY PROPOSED EXPANDING
THE BOARD OF DIRECTORS FROM SEVEN TO NINE MEMBERS, TO INCLUDE TWO OF YOUR
REPRESENTATIVES. SEE AMENDMENT NO. 4 TO THE SCHEDULE 13D FILED BY THE
PARTICIPANTS.

      Response: We have revised the Preliminary Schedule 14A to disclose the material terms of the Memorandum of Understanding, including the plan to increase to number of directors on the Company's Board from seven to nine.

      8. IN AN APPROPRIATE SECTION OF THE PROXY STATEMENT, DETAIL ALL OF YOUR
DISCUSSIONS AND CONTACTS WITH OTHER SHAREHOLDERS OF SIMON WORLDWIDE, INCLUDING
YUCAIPA, REGARDING A RESTRUCTURING OF THE COMPANY OR ANY OTHER MATTERS REGARDING
ITS FUTURE, INCLUDING YOUR REPRESENTATION ON THE BOARD OF DIRECTORS. YOUR
REVISED DISCLOSURE SHOULD SUMMARIZE SUCH SHAREHOLDERS' RESPONSES OR REACTIONS TO
YOUR PROPOSALS, AND SHOULD ALSO DESCRIBE ANY PLANS OR PROPOSALS THEY THEMSELVES
PROPOUNDED OR THAT YOU DISCUSSED.

      Response: We have revised the Section entitled "Background of
Solicitation" to provide more information with respect to the contacts between
Everest and Yucaipa. Other than with Yucaipa, Everest has made no other presentations to other shareholders of the Company.

      9. SEE OUR LAST COMMENT ABOVE. ON PAGE 9 OF THE PROXY STATEMENT, YOU
MENTION THAT YOU HAVE NO ASSURANCE THAT THE HOLDER OF THE PREFERRED STOCK WOULD
SUPPORT YOUR RECAPITALIZATION PLAN. DETAIL ANY DISCUSSIONS OR CONTACTS YOU HAVE
HAD WITH YUCAIPA ON THIS SUBJECT (INCLUDING IN PARTICULAR YUCAIPA'S RESPONSES OR
REACTIONS) AND NOTE THAT YUCAIPA'S APPROVAL WOULD BE REQUIRED TO EFFECT THE
RECAPITALIZATION.

      Response: We have revised the Section entitled "Background of
Solicitation" to provide more information with respect to the contacts between
Everest and Yucaipa. Other than with Yucaipa, Everest has made no other presentations to other shareholders of the Company. At no time did Everest receive any specific comments to any plans presented by Everest to Yucaipa nor has Everest entered into any agreement or understanding of any kind with
Yucaipa.

PROPOSAL NO. 2: EVEREST'S NON-BINDING RECAPITALIZATION PROPOSAL, PAGE 12

      10. REFER TO OUR COMMENTS ABOVE CONCERNING THE NEED TO PROVIDE MORE
DETAILS ABOUT YUCAIPA'S REACTIONS AND RESPONSES TOWARD YOUR RECAPITALIZATION
PLAN AND YOUR SPECIFIC PLANS FOR THE COMPANY IF SUCH A RESTRUCTURING CAN BE
ACCOMPLISHED. REVISE TO EXPLAIN WHY AGREEING TO SUCH A PLAN OR ANY OTHER FORM OF
RESTRUCTURING PROPOSAL THAT WOULD RESULT IN THE LOSS OF ITS LIQUIDATION
PREFERENCE FOR THE PREFERRED STOCK WOULD EVER BE IN THE BEST INTERESTS OF
YUCAIPA.

      Response: We have revised the Preliminary Schedule 14A to emphasize that
Everest believes that the financial structuring plan would align the interests of Yucaipa and the holders of Common Stock and how this could make the Company more attractive to potential strategic partners.

      11. WE NOTE YOUR DISCLOSURE THAT THE RESTRUCTURING PROPOSAL IS
NON-BINDING. EXPLAIN HOW IT COULD BE PUT INTO PLACE. FOR EXAMPLE, WOULD THE
COMPANY'S GOVERNING INSTRUMENTS NEED TO BE AMENDED? IF SO, WOULD THIS REQUIRE
THE VOTE OF SHAREHOLDERS? THE CONSENT OF THE HOLDER OF THE PREFERRED STOCK?.

      Response: We have revised the Preliminary Schedule 14A to disclose the procedure of how the proposed financial restructuring could be put into place and the necessary consents required from the stockholders of the Company.

                                    * * * * *

      In connection with responding to the Comment Letter, attached please find a certificate signed by Everest Special Situations Fund, L.P., on behalf of the
Group, containing the three acknowledgments requested by the Staff. The Staff is invited to contact the undersigned with any comments or questions it may have.
We would appreciate your prompt advice as to whether you have any further comments.

                                          Sincerely,

                                          /s/ Steve Wolosky
                                          Steve Wolosky

cc:   Everest Special Situations Fund, L.P.

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                                 PLATINUM HOUSE
                               21 HA'ARBAA STREET
                              TEL AVIV 84739 ISRAEL
                               TEL: 972-3-6858555
                               FAX: 972-3-6858557

                                                                    July 2, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Christina Chalk, Esq.
Special Counsel

              Re:   Letter dated June 30, 2007 regarding Preliminary
                    Proxy Statement on Schedule 14A filed on June 20, 2007
                    ------------------------------------------------------

Ladies and Gentlemen:

      In  connection  with  responding  to  the  comments  of the  Staff  of the
Securities and Exchange Commission ("SEC") relating to the soliciting  materials to be  filed  by  Everest  Special  Situations  Fund  L.P.,  Maoz  Everest  Fund
Management Ltd.,  Elchanan Maoz, and Meron Mann on July 2, 2007 (the "Soliciting
Materials"),  the  undersigned  acknowledges  the  following  on  behalf  of the foregoing persons:

      o     The  undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Materials.

      o     The Staff's  comments or changes to  disclosure in response to Staff comments in the  Soliciting  Materials  reviewed by the Staff do not foreclose  the SEC  from  taking  any  action  with  respect  to the
            Soliciting Materials.

      o     The  undersigned  may not assert Staff  comments as a defense in any proceeding  initiated  by the SEC or any  person  under the  federal securities laws of the United States. .

Dated: July 2, 2007             EVEREST SPECIAL SITUATIONS FUND L.P.

                                By:  /s/ Elchanan Maoz
                                     -------------------------------------------
                                Name:  Elchanan Maoz
                                Title: Chairman and Chief Executive Officer